Squire Sanders (US) LLP 221 East 4th Street Suite 2900 Cincinnati, Ohio 45202 O+1 513 361 1200 F+1 513 361 1201 squiresanders.com

November 30, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Michael Clampitt
Ms. Erin Purnell

Re:	The Bank of Kentucky Financial Corporation
Form 10-K for the Year Ended December 31, 2011
Filed March 9, 2012
Form 10-Q for the Quarter Ended September 30, 2012
Filed November 6, 2012
File No. 001-34214

Dear Mr. Clampitt and Ms. Purnell:

On behalf of our client, The Bank of Kentucky Financial Corporation (the “Company”), we are responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 15, 2012 with respect to the above-referenced filings. To facilitate the staff’s review, this letter includes each of the staff’s comments in italics, followed by the Company’s response to the staff’s comments.

Form 10-K for the Year Ended December 31, 2011

Risk Factors

The Treasury Department’s exercise of the Warrant may dilute earnings..., page 30

1. We note your disclosure that if the market value of your common stock increases above the exercise price, accounting rules will require additional shares to be included in the fully diluted share count and will effectively reduce reported diluted earnings per share. We note further that your common stock has been consistently trading above the exercise price for the year ended December 31, 2011 and subsequent quarterly periods. Please revise future filings to indicate that the common stock price is already above the exercise price and explain any effect that this has had on your diluted earnings per share and the cash required to repurchase the warrant.

Response: In response to the staff’s comment, the Company will indicate in future filings that its common stock price is already above the exercise price, and will explain any effect this has had on its diluted earnings per share and any cash that may be necessary to repurchase the warrant if then permitted (the Company elected to not exercise its option to repurchase the warrant at the time it redeemed in full its preferred stock held by the U.S. Treasury). Although the Company’s common stock has been consistently trading above the exercise price of the warrant, to date the effect has been negligible on the Company’s diluted earnings per share.

Securities and Exchange Commission

November 30, 2012

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans, page 66

2.                  Please tell us and expand your accounting policy in future filings to state how you determine that a troubled debt restructuring is reasonably assured of repayment and performance according to the modified terms. In addition, state the “reasonable period of time” of sustained historical payment performance under which you return a troubled debt restructured loan to accrual status.

Response: See the Company’s response to comment 3 below, which addresses how the Company determines that a troubled debt restructuring (“TDR”) is reasonably assured of repayment and performance according to modified terms, as well as outlining the time period for returning a TDR loan to accrual status. The Company will include in future filings expanded accounting policy disclosure as outlined in its response to comment 3 below.

3.                     Please tell us and expand your accounting policy in future filings to state how troubled debt restructurings that are restructured at market interest rates and had sustained performance as agreed under the modified loan terms may then be reclassified as non-troubled debt restructurings after each year end pursuant to ASC 310-40-50-2. In this regard, state how the company would determine that the troubled debt restructurings were modified at market rates and how the company’s policy considers the requirements of ASC 310-10-35-25, 35-26 and 310-35-37 regarding measurement of subsequent impairment.

Response: In response to the staff’s comment in comment 2 above and this comment 3, the Company will include in future filings disclosure under “Note 1 – Summary of Significant Accounting Policies – Loans” as set forth below:

In general, once a modified loan is considered a TDR, the loan will always be considered a TDR, and therefore impaired, until it is paid in full, otherwise settled, sold or charged off. However, the Company’s policy also permits for loans to be removed from TDR status in the years following the restructuring if the following two conditions are met: (1) the restructuring agreement specifies an interest rate equal to or greater than the rate that the Company was willing to accept at the time of the restructuring for a new loan with comparable risk, and (2) the loan is performing in accordance with its restructured terms. To determine if the interest rate is a market rate, management will look at the interest rates on the Bank’s pool of similar risk graded credits. Management will also consider other financial and non-financial factors to determine if a loan can be removed from TDR status.

If a partially charged-off loan has been restructured in a manner that is reasonably assured of repayment and performance according to prudently modified terms, and has sustained historical payment performance for a reasonable period of time of at least six months prior to and/or after the restructuring, it may be returned to accrual status and classified as a TDR loan. However, in limited situations, the Company may restore the accrual status of a TDR loan under a shorter period of time (versus the aforementioned minimum six month post-restructuring payment performance), if the restructuring coincides with another event which substantially improves a borrower’s financial condition and ability to repay the restructured loan. Such an event might include substantial new leases in a troubled real estate project, significant new sources of business revenues (i.e. new contracts) or significant new equity contributed from a source not financed by the Company. The Company also performs a financial analysis to determine the borrower’s current capacity to repay the loan, as modified before it is returned to accrual status. However, if the above conditions cannot be reasonably met, the loan remains on non-accrual status.

Securities and Exchange Commission

November 30, 2012

Guide III

4.                     Please tell us and expand the disclosure in future filings to state the amount of gross interest income that would have been recorded as of the most recent reported period if loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period pursuant to Instruction (2) of Item III C 1 of Guide III. In addition, tell us and provide disclosure in future filings at the end of the most recent period of potential problem loans pursuant to Item III C 2 of Guide III.

Response: In response to the staff’s comment, the Company will include in future filings disclosure following “Table 5 – Analysis of non-performing loans for the periods indicated” as set forth in the Company’s Form 10-K, that is substantially similar to that set forth below:

The amount of gross interest income that would have been recorded for 2011 if loans had been current in accordance with their original terms was $420,000.

Loans detailed on the credit quality table by grade, the non-performing loan table and the aging of past due table are the indicators of potential problem loans and there are no other known problems beyond what is disclosed in these tables.

Controls and Procedures

Disclosure Controls and Procedures, page 107

5.                     You state that the chief executive officer and chief financial officer have concluded that your controls and procedures are “adequate” to ensure that information requiring disclosures is communicated to management in a timely manner. Please confirm that these controls and procedures were “effective” at December 31, 2011, as required by Item 307 of Regulation S-K. In addition, please confirm that you will revise future filings to provide the correct representation.

Response: In response to the staff’s comment, the Company confirms that its chief executive officer and chief financial officer have concluded that the Company’s controls and procedures were effective at December 31, 2011. In future filings, the Company will use the terminology “effective” rather than “adequate” when its chief executive officer and chief financial officer have so concluded.

Certain Relationships and Related Transactions, page 35 of Definitive Proxy Statement on Schedule 14A

6.                     Please confirm that by “other persons” in the representations included in this section, you mean persons not related to you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

Response: In response to the staff’s comment, the Company confirms that its use of the term “other persons” in the representation was intended to refer to persons who are not related to the Company. In future filings, the Company will clarify this terminology.

Securities and Exchange Commission

November 30, 2012

Form 10-Q for the Quarter Ended September 30, 2012

Table 6, page 47

7.                     We note your disclosure of both performing and non-performing troubled debt restructurings below the calculation of non-performing loans. Please revise in future filings to include all troubled debt restructured loan balances within the body of the table consistent with Item III.C of Guide III. Also, please provide an enhanced Management’s Discussion and Analysis disclosure detailing how management views both accruing and non-accruing troubled debt restructured loans for the purposes of considering periodic loan loss provisions and the determination of allowance for loan loss coverage ratios, such as the ratio of the allowance for loan losses to total non-performing loans. For example, we note your discussion of accruing troubled debt restructurings on page 45, however, there is no discussion of non-accruing troubled debt restructurings even though balances have been increasing since December 31, 2011, and currently total almost $4.9 million as of the balance sheet date. Please also ensure that your discussion of troubled debt restructurings within Note 9 on page 22 contains sufficient granularity and transparency regarding accruing and non-accruing troubled debt restructurings, as we note you have only disclosed total troubled debt restructurings.

Response: In response to the staff’s comment, the Company will include in future filings enhanced disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” substantially similar to that set forth in Appendix A.

Additionally, the Company will include in future filings additional disclosure under “Note 9 Loans – Troubled Debt Restructurings” substantially similar to that set forth in Appendix B.

* * * * * *

We appreciate the efforts of the staff and look forward to resolving the above comments as soon as possible. In response to the above comments, the Company has also executed a written statement acknowledging certain items referenced in the closing of your original letter, which is attached hereto as Exhibit A.

Please contact the undersigned at (614) 365-2759 if you have any questions regarding the above.

Very truly yours,

/s/ Aaron A. Seamon
Aaron A. Seamon

cc: Martin J. Gerrety, Treasurer (The Bank of Kentucky Financial Corporation)

Exhibit A

In response to the request by the staff of the Securities and Exchange Commission (the “Commission”) in its comment letter to the Company dated November 15, 2012, through execution of this statement, the Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

THE BANK OF KENTUCKY
FINANCIAL CORPORATION

By: /s/ Martin J. Gerrety
Name: Martin J. Gerrety
Title: Treasurer

November 30, 2012

Appendix A

Troubled Debt Restructurings (TDRs). In certain circumstances, the Bank may modify the terms of a loan to maximize the collection of amounts due. In cases where the borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term, concessionary modification is granted to minimize or eliminate the economic loss and to avoid foreclosure or repossession of the collateral. Modifications may include interest rate reductions, extension of the maturity date or a reduction in the principal balance. Restructured loans accrue interest as long as the borrower complies with the revised terms. Performing TDRs are loans that are paying as to the agreed upon modified terms and are not more than 30 days past due. Non performing TDRs are the remainder. Total performing TDRs were $12,270,000 at September 30, 2012 versus $13,108,000 at September 30, 2011, management does not consider these non-performing loans. Total nonperforming TDRs were $4,860,000 at September 30, 2012 versus $1,193,000 at September 30, 2011. In order to proactively manage and resolve problem loans, the Bank expects higher than normal levels of TDRs as it continues to work with relationships that show signs of stress. All TDRs are considered impaired loans and any specific reserves related to the TDRs are included in the allowance for loan losses on the balance sheet. Any additional specific reserves related to TDRs added or reduced in a period would be reflected in the provision for loan losses on the income statement for that period. Ordinarily, loans are identified as potential problem loans, through a higher risk weighting, before actually being restructured.

Table 6 - Analysis of non-performing loans for the periods indicated (in thousands)

	September 30, 2012	December 31, 2011
Loans accounted for on a non-accrual basis including non performing troubled debt restructured loans:
Nonresidential real estate	$7,673	$6,628
Residential real estate	4,492	5,325
Construction	1,601	1,897
Commercial	968	1,175
Consumer and other	79	626
Total	14,813	15,651
Accruing loans which are contractually past due 90 days or more:
Nonresidential real estate	$-	$-
Residential real estate	39	112
Construction	-	-
Commercial	-	74
Consumer and other loans	66	33
Total	105	219
Total non-performing loans	$14,918	$15,870
Non-performing loans as a percentage of total loans	1.29%	1.40%

Other real estate owned	$6,192	$5,844

Troubled debt restructured loans:
Performing troubled debt restructured loans	$12,270	$13,306
Nonperforming troubled debt restructured loans (included in nonaccrual loans)	$4,860	$1,923
Total troubled debt restructured loans	$17,130	$15,229

A-1

Appendix B

The following table presents loans by class modified as troubled debt restructurings that occurred during the three months ending September 30, 2012 and 2011:

	2012			2011
	Number Of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number Of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:

Commercial	1	$31,757	$29,979	-	$-	$-
Residential real estate
Home equity lines of credit	-	-	-	-	-	-
Multifamily properties	-	-	-	-	-	-
Other residential real estate	-	-	-	1	568,000	568,000
Nonresidential real estate
Owner occupied properties	-	-	-	1	1,700,000	1,700,000
Non owner occupied properties	-	-	-	-	-	-
Construction	-	-	-	-	-	-
Consumer
Credit card balances	-	-	-	-	-	-
Other consumer	-	-	-	-	-	-
Municipal obligations	-	-	-	-	-	-
Total	1	$31,757	$29,979	2	$2,268,000	$2,268,000

The one restructured note added in the third quarter of 2012 for $29,979 was added as a performing troubled debt restructured loan. The two restructured notes added in the third quarter of 2011 for a total of $2,268,000 were added as a performing troubled debt restructured loans.

B-1